SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature	3

Announcement regarding results of the communication and consultation among shareholders concerning the share reform proposal dated October 23, 2006	4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 24, 2006	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Announcement Relating to Results of the Communication and

Consultation among Shareholders concerning

the Share Reform Proposal

(Overseas Regulatory Announcement)

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was entrusted by the holders of non-circulating shares to handle the issues in relation to the share reform of the Company. After publication of the share reform proposal on 16 October 2006, the Company assisted the communication between the holders of non-circulating shares and investors through visits, conducting road shows on the internet and establishing hotlines, and so forth. Based on the results of the communication and exchange of ideas, the holders of non-circulating shares of the Company have come to a decision that the share reform proposal of the Company shall remain unchanged.

Pursuant to the relevant provisions set out in the Administrative Measures on the Equity Division Reform of Listed Companies and the Guidance Notes on the Equity Division Reform of Listed Companies, trading in the A shares of the Company shall resume on 24 October 2006.

Please refer to the Explanatory Statement Relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited (Summary) published in China Securities Journal and Shanghai Securities News on 16 October 2006 as well as the Explanatory Statement Relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited published on the website of the Shanghai Stock Exchange (www.sse.com.cn) for further details of the share reform proposal.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 23 October 2006

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.